# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AVALON HOLDINGS CORP, CIK 0001061069
CUSIP: 05343p109
Title of class of securities: Avalon Holdings Corporation
Address of issuer's principal executive offices: ONE AMERICAN WAY, WARREN, Ohio (OH), 44484
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0002076083
Persons authorized to receive notices and communications: ANIL CHOUDARY NALLURI, 3954 MONTEREALE DR, CANFIELD, Ohio (OH), 44406, 3307831147

## Reporting persons
- NALLURI ANIL CHOUDARY (CIK 0002076083): type of reporting person: individual (IN); citizenship or place of organization: Ohio (OH); source of funds: personal funds (PF); sole voting power 100; shared voting power 100; sole dispositive power 100; shared dispositive power 100; aggregate amount beneficially owned 1,201,150 (36.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Avalon Holdings Corporation
Name of issuer: AVALON HOLDINGS CORP
Address of issuer's principal executive offices: ONE AMERICAN WAY, WARREN, Ohio (OH), 44484

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 36.53
Number of shares as to which each person has sole or shared power to vote or dispose: 1201150
Transactions in the class effected during the past sixty days: bought to invest with personal funds

## Signatures
- NALLURI ANIL CHOUDARY: Anil Choudary Nalluri, Anil Choudary Nalluri/Individual (07/10/2025)